

April 25, 2012

Via E-mail
Tom Buuck
Idaho Mutual Trust Community Co-op, LLC
12594 W. Explorer Drive, Suite 100
Boise, Idaho 83713

> **Re: Idaho Mutual Trust Community Co-op, LLC**
> **Amendment No. 3 to Registration Statement on Form 1-A**
> **Filed April 17, 2012**
> **File No. 024-10311**

Dear Mr. Buuck:

We have reviewed your registration statement amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form 1-A Amendment No. 3, filed April 17, 2012

Part F/S, page 43

1. We note the revisions made to your proforma financial statements as a result of comment one from our letter dated April 3, 2012. Specifically, we note that you have removed your "loan loss reserve allocation" and replaced it with a "cash reserve account" which is now excluded from your net profit. We further note that this cash reserve account has the same allocation percentage as the loan loss reserve allocation account presented earlier. Please tell us further why you made this decision to change this account title and accompanying presentation

within your proforma financial statements and how you believe the current presentation is in accordance with generally accepted accounting principles. Absent specific contractual clauses supporting your current presentation, we would expect your proforma financial statements to have a loan loss reserve account determined in accordance with ASC 450-20 that would represent your estimate of incurred probable losses as of the end of the period for which you are presenting proforma financial statements. This loss reserve could be based upon loan losses experienced by Idaho Mutual Trust, which is the foundation of your current pro forma financial statements or on industry historical losses on similar loans which you intend to originate rather than an amount based on an "arbitrary" calculation. Please revise your proforma financial statements, related footnotes, and risk factors accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at John Spitz at 202-551-3484 or me at 202-551-3423 if you have questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief